September 21, 2006



Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and
 Exchange Commission
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C.  20549

         RE:      Old Republic International Corporation
                  Form 10-K for fiscal year ended December 31, 2005 File No. 001-10607

Dear Mr. Rosenberg:

We have received your letter of September 8, 2006 and acknowledge your request that we respond within ten business days to the inquiries cited in the letter. In consideration of other significant time commitments, we are unable to fully respond within the prescribed time period. Accordingly, we ask that you allow us up to an additional ten business days to submit our written response.

Sincerely,

OLD REPUBLIC INTERNATIONAL CORPORATION

/s/ Karl W. Mueller

Karl W. Mueller
Senior Vice President/Chief Financial Officer


cc:  A. C. Zucaro
     Chairman/Chief Executive Officer